Exhibit (a)(5)(F)

EFiled: Mar 27 2015 11:52AM EDT Transaction ID 56984995 Case No. 10841-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

GEORGE GOWAN, individually and	)
on behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
VITESSE SEMICONDUCTOR CORP.,	)
CHRISTOPHER R. GARDNER,	)
EDWARD ROGAS JR., MATTHEW	)
B. FREY, STEVE P. HANSON,	)
JAMES H. HUGAR, SCOT JARVIS,	)
WILLIAM C. MARTIN, KENNETH H.	)
TRAUB, MICROSEMI CORP., and	)
LLIU 100 ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff George Gowan (“Plaintiff”), by his attorneys, brings the following class action on behalf of himself and all other public stockholders of Vitesse Semiconductor Corp. (“Vitesse” or the “Company”), other than defendants and their affiliates, against Vitesse, the members of Vitesse’s Board of Directors (the “Board” or the “Individual Defendants”), Microsemi Corp. (“Microsemi”), and Microsemi’s wholly-owned subsidiary, LLIU 100 Acquisition Corp. (“Merger Sub”), for the Individual Defendants’ breaches of fiduciary duties arising out of their failure to maximize stockholder value in connection with the Proposed Transaction (defined herein). The allegations in this complaint are based upon information and belief, except for Plaintiff’s own acts, which are alleged on personal knowledge.

NATURE OF THE ACTION

1. On March 18, 2015, the Company announced that it had signed a definitive agreement (the “Merger Agreement”) by which Microsemi, through Merger Sub, will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Vitesse for $5.28 per share in cash (the “Proposed Transaction”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will become a wholly-owned subsidiary of Microsemi. The Proposed Transaction is valued at approximately $389 million.

2. The Board members have breached their fiduciary duties by failing to maximize stockholder value in connection with the Proposed Transaction. The $5.28 per share consideration is inadequate in light of analyst opinion and the very recent performance of Vitesse’s stock. Indeed, according to Yahoo! Finance, at least one analyst has set a price target for the Company at $6.00 per share, representing a 12% premium to the price being offered by Microsemi.

3. Despite agreeing to the Proposed Transaction for inadequate consideration, the Individual Defendants have exacerbated their breaches of fiduciary duties by agreeing to unreasonable deal protection provisions that may unjustifiably hinder other bidders from making a successful competing offer for the Company.

4. Although the Merger Agreement contains a “go-shop” provision that allows the Company to solicit superior proposals, the go-shop period of twenty-one days will expire on April 7, 2015, an insufficient amount of time for a potential bidder to conduct due diligence and make an informed offer. Moreover, even if the Company were to receive and accept a superior bid, the topping bidder would still be required to pay a termination fee of up to $13.6 million in addition to any additional consideration, representing a substantial naked premium as compared to the price paid by Microsemi.

5. Following the expiration of the go-shop period on April 7, 2015, the Merger Agreement provides for: (i) a strict “no-solicitation” provision that prohibits the Company from soliciting other potential acquirers or from continuing existing discussions with potential acquirers; (ii) a provision that provides Microsemi with four (4) business days to match any competing proposal in the event one is made, and an additional three (3) business day period to negotiate after the Company has agreed to a superior proposal; and (iii) a provision that requires the Company to pay Microsemi a termination fee of either $6.8 million or $13.6 million (depending on the timing) in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Vitesse.

6. Microsemi expects to commence the Tender Offer no later than March 31, 2015, and will remain open for at least 20 business days. The Tender Offer provides that the number of shares of Vitesse common stock that have to be validly tendered, together with the shares then owned by Microsemi and Merger Sub at the expiration date of the Tender Offer, if any, must represent at least a majority of the then-outstanding shares of Vitesse common stock as of the expiration date or at the time and date to which the Tender Offer has been extended. The Tender Offer is not subject to any financing condition, and is expected to close by the end of Microsemi’s third quarter, ending June 28, 2015.

7. In conjunction with the execution of the Merger Agreement, the Individual Defendants and one major stockholder, Raging Capital Master Fund, Ltd. (of which Individual Defendant William C. Martin (“Martin”) is the chairman and Chief Investment Officer) (the “Major Stockholders”), entered into a tender and support agreement (the “Support Agreement”) with Microsemi and Merger Sub. The Major Stockholders own approximately 22% of the Company’s outstanding common stock as of the date of the Merger Agreement. The Support Agreement provides that the Major Stockholders must tender their shares of Company common stock in favor of the Proposed Transaction, take certain other actions in furtherance of the Proposed Transaction, and to not vote any of their shares in favor of an alternative acquisition proposal from a third party bidder.

8. The Individual Defendants have agreed to the Proposed Transaction because, in addition to any lucrative change-of-control payments they will receive, it secures their continued employment in the surviving corporation. Under the terms of the Merger Agreement, the entire Board and executive officers of the Company will continue to be officers and directors of the surviving corporation.

9. The Individual Defendants have breached their fiduciary duties and Microsemi and Merger Sub have aided and abetted such breaches by Vitesse’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duties, and/or recover damages resulting from defendants’ violations of their fiduciary duties.

PARTIES

10. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Vitesse.

11. Defendant Vitesse is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 4721 Calle Carga, Camarillo, California 93012. Vitesse designs, develops, and markets various semiconductor products for carrier and enterprise networking applications worldwide.

12. Defendant Christopher R. Gardner (“Gardner”) has served as the Company’s Chief Executive Officer (“CEO”) since May 2006 and as a member of the Board since October 2006. Defendant Gardner entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

13. Defendant Edward Rogas Jr. (“Rogas”) has been a director and the Chairman of the Board since 2006. Defendant Rogas entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

14. Defendant Matthew B. Frey (“Frey”) has been a director of the Company since March 2013. Defendant Frey entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

15. Defendant Steve P. Hanson (“Hanson”) has been a director of the Company since August 2007. Defendant Hanson entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

16. Defendant James H. Hugar (“Hugar”) has been a director of the Company since October 2009. Defendant Hugar entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

17. Defendant Scot Jarvis (“Jarvis”) has been a director of the Company since May 2012. Defendant Jarvis entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

18. Defendant Martin has been a director of the Company since August 2014. Defendant Martin entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction. In addition, Martin is the chairman and Chief Investment Officer of Raging Capital Master Fund, Ltd., which has also entered into the Support Agreement.

19. Defendant Kenneth H. Traub (“Traub”) has been a director of the Company since March 2013. Defendant Traub entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

20. Defendants referenced in paragraphs twelve through nineteen are collectively referred to as the “Individual Defendants” and/or the “Board.”

21. Defendant Microsemi is a Delaware corporation with its headquarters located at One Enterprise, Aliso Viejo, California 92656. Microsemi designs, manufactures, and markets analog and mixed-signal semiconductor solutions in the United States, Europe, and Asia.

22. Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of Microsemi that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of owners of Vitesse common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns, and any entity in which defendants have or had a controlling interest.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. Although the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of March 13, 2015, the Company had 69.21 million shares of outstanding common stock.

26. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Whether the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(iii) Whether Vitesse, Microsemi, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(iv) Whether the Class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

30. Vitesse designs, develops, and markets various semiconductor products for carrier and enterprise networking applications worldwide. The Company markets and sells its products directly to original equipment manufacturers and original design manufacturers, as well as through third-party electronic component distributors and manufacturing service providers. Vitesse was founded in 1984 and is headquartered in Camarillo, California. The Company has been growing rapidly. In fiscal year 2014, the Company reported $1.14 billion in revenue. In fact, its revenue has doubled in the last five years.

Summary of the Proposed Transaction

31. In a press release dated March 18, 2015, the Company announced that it had entered into the Merger Agreement with Microsemi, pursuant to which Microsemi, through Merger Sub, will commence the Tender Offer to acquire all of the outstanding shares of Vitesse for a purchase price of $5.28 per share in cash.

32. The terms of the Proposed Transaction provide that Merger Sub has agreed to commence the Tender Offer no later than March 31, 2015. The number of shares of Vitesse common stock that have to be validly tendered, together with the shares beneficially owned by Microsemi and Merger Sub, if any, must represent at least a majority of all then outstanding shares of Vitesse common stock prior to the expiration of the Tender Offer, which is on the twentieth (20th) business day following commencement of the Tender Offer or at the time and date to which the Tender Offer has been extended.

33. Any Company stock option that is outstanding, whether vested or unvested, will immediately vest and cancel in exchange for a cash payment equal to the product of the total number of shares previously subject to the Company option and the excess, if any, of the Merger Consideration over the exercise price per share previously subject to such Company option.

34. Following successful completion of the Proposed Transaction, Merger Sub will merge with and into the Company with the Company becoming a wholly-owned subsidiary of Microsemi.

35. The Tender Offer is conditioned upon the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States and other customary conditions. The Tender Offer is not subject to any financing condition.

The Proposed Transaction Fails to Maximize Stockholder Value

36. The Proposed Transaction consideration is inadequate and significantly undervalues the Company. Microsemi is seeking to acquire the Company at the most opportune time, at a time when the Company is positioned for substantial growth.

37. The Proposed Transaction consideration fails to adequately compensate Vitesse’s stockholders for the significant synergies created by the Proposed Transaction.

38. In the March 18, 2015 press release announcing the Proposed Transaction, Individual Defendant Gardner noted the benefit of the synergies as a result of the Proposed Transaction:

The proposed acquisition of Vitesse by Microsemi will create a powerful combination . . . . I believe Microsemi will be able to leverage Vitesse’s Ethernet technology and capabilities further into the communications market and has the scale to implement the adoption of our industrial IoT strategy.

39. In the same press release, Microsemi noted that, due to synergies from the Proposed Transaction, it expects to see immediate accretion in the first full quarter of completion. In total, Microsemi expects the acquisition to be $0.16 to $0.20 per share accretive in the first fiscal year ending September 30, 2016.

40. The Board’s decision to sell the Company for inadequate consideration both fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of Vitesse’s promising long-term financial returns.

41. The Proposed Transaction gives Microsemi access to Vitesse’s suite of solutions and customer pipeline. In fact, according to Yahoo! Finance, at least one analyst has set a price target for the Company at $6 per share, representing a 12% premium to the price being offered by Microsemi.

42. Indeed, some analysts that follow the Company believe the consideration is inadequate. In an online article published by Barron’s, analysts with Ascendiant Capital Markets believed the $389 million offer is low, expecting a “moderately higher premium, more in-line with the growth opportunities ahead.”

43. Given the value and potential value of the Company’s pipeline of customers, the Board failed to maximize stockholder value.

44. The Board’s decision to sell the Company for inadequate consideration both fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of Vitesse’s promising long-term financial returns.

The Unreasonable Deal Protection Provisions

45. In addition, as part of the Merger Agreement, despite the inadequate consideration, defendants agreed to certain terms that may inhibit other bidders from coming forward with a superior offer.

46. Section 7.3(a) of the Merger Agreement contains a “go-shop” provision that allows the Company to solicit other acquisition proposals until April 7, 2015. Even if the Company were to accept a superior proposal during the go-shop period, however, the competing bidder will still need to compensate for a “termination fee” of (i) $6.8 million if the agreement is entered into three (3) full business days prior to the initial expiration date of the Tender Offer, or (ii) $13.6 million if such termination occurs thereafter. This provision significantly waters down the positive effect of a go-shop window, as any potential suitor will have to pay a substantial termination fee in addition to any additional consideration.

47. Following the go-shop period, Section 7.3(b) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers after the expiration of the go-shop period in order to procure a price in excess of the amount offered by Microsemi. This Section also requires that the Company terminate any and all discussions with other potential acquirers.

48. Pursuant to Section 7.3(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Microsemi of the bidder’s identity and the terms of the bidder’s offer and grant Microsemi four (4) business days to negotiate with the Company to amend the Merger Agreement so that the third party’s proposal is no longer a superior offer. Additionally, if the Company thereafter agrees to enter into the superior acquisition proposal with the other bidder, Microsemi will be provided with the written agreement and concomitant terms and conditions of the superior offer and have an additional three (3) business days with which to negotiate with the Company and amend the Merger Agreement.

49. Section 9.3 of the Merger Agreement also provides that a termination fee of $13.6 million must be paid to Microsemi by Vitesse if the Company decides to pursue a competing offer after the expiration of the go-shop period.

The Individual Defendants’ Self-Interest in the Proposed Transaction

50. Compounding their breaches of fiduciary duties, the Individual Defendants will profit substantially from the Proposed Transaction.

51. Section 3.5 of the Merger Agreement states that the officers of the Company shall be the initial officers of the surviving corporation, and remain officers until their respective successors are duly elected or appointed, resignation, or removal. Further, the Proposed Transaction will allow the Individual Defendants to collect any change-of-control benefits (including, but not limited to, the vesting of stock options and any restricted stock awards).

52. For this reason, the Individual Defendants entered into the Support Agreement. The Support Agreement provides that the Major Stockholders (the Individual Defendants and Raging Capital Master Fund, Ltd., which is controlled by Individual Defendant Martin), who control 22% of the outstanding shares, have agreed to tender their shares of Company common stock in favor of the Proposed Transaction, take certain other actions in furtherance of the Proposed Transaction, and to not vote any of their shares in favor of an alternative acquisition proposal from a third party bidder. Together, the Major Stockholders, Microsemi, and Merger Sub hold approximately 23.5% of the outstanding shares of the Company.

53. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

54. Plaintiff repeats all previous allegations as if set forth in full herein.

55. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Vitesse because, among other reasons:

(a) They agreed to the Proposed Transaction for inadequate consideration;

(b) They failed to properly value Vitesse; and

(c) They failed to maximize stockholder value and agreed to deal protection provisions that may inhibit other bidders from coming forward with a superior offer.

56. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Vitesse’s assets and will be prevented from benefiting from a value-maximizing transaction.

57. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

58. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting the Board’s Breaches of Fiduciary Duties

(Against Vitesse, Microsemi, and Merger Sub)

59. Plaintiff repeats all previous allegations as if set forth in full herein.

60. As alleged above, defendants Vitesse, Microsemi, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties. Defendants Vitesse, Microsemi, and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Vitesse provided, and Microsemi and Merger Sub obtained, sensitive non-public information concerning Vitesse and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

61. As a result, Plaintiff and the Class members are being harmed.

62. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(a) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(b) Enjoining, preliminarily and permanently, the Proposed Transaction;

(c) In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(d) Directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(e) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(f) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: March 27, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
OF COUNSEL:		Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
LEVI & KORSINSKY, LLP		Gina M. Serra (#5387)
Donald J. Enright		Jeremy J. Riley (#5791)
1101 30th Street, N.W.,		2 Righter Parkway, Suite 120
Suite 115		Wilmington, DE 19803
Washington, DC 20007		(302) 295-5310
(202) 524-4290
Attorneys for Plaintiff

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